B5

17009234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40044

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2107 5th Avenue North , Suite 500
(No. and Street)

Birmingham (City) Alabama (State) 35203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael A. Jones
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive Suite 508 West (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Capital Corporation, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Michael A. Jones
Signature

Title

Leslie Jane McGhee
Notary Public
7/31/17

LESLIE JANE MCGHEE
NOTARY PUBLIC
ALABAMA STATE AT LARGE

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities Capital Corporation

Financial Statements and Supplemental Schedules

Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Securities Capital Corporation
21007 5th Avenue
Birmingham, AL 35203

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Securities Capital Corporation as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Securities Capital Corporation management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Capital Corporation as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Securities Capital Corporation financial statements. Supplemental Information is the responsibility of Securities Capital Corporation's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In

forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 24, 2017

Securities Capital Corporation

Financial Statements

Statement of Financial Condition

As of and for the end of year ended December 31, 2016

ASSETS

Current Assets	
Cash in Banks	107,333.30
Cash in Brokerage Account	6,999.19
Deposit with Clearing Firm	25,078.34
Commissions Receivable	13,087.27
Securities Owned	49,254.94
Total Current Assets	201,753.04
Other Assets	0
Total Assets	201,753.04

LIABILITIES & STOCKHOLDERS EQUITY

Current Liabilities	0
Long-Term Liabilities	0

Stockholders' Equity

Capital stock, par value, $25, 200 shares	
Authorized, issued, and outstanding	5,000.00
Paid In Excess	309,161.00
Retained earnings	(112,407.96)
Total Stockholders' Equity	201,753.04
Total Liabilities and Stockholders' Equity	201,753.04

Securities Capital Corporation

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2016

Revenues	
Commissions Earned	254,930.75
Other Income	200.00
Total Revenues	255,130.75
Operating Expenses	
Registered Rep Compensation and Benefits	105,550.00
Floor Brokerage, Exchange	23,337.00
Occupancy and Equipment Expenses	14,134.00
Regulatory Expenses	12,411.00
Other Expenses	30,022.21
Total Operating Expenses	185,454.21
Operating Income (Loss)	69,676.54

The accompanying notes are an integral part of these financial statements

Securities Capital Corporation

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2016

Net Income (Loss)	69,676.54
Adjustments to Reconcile Net Income	
(Loss) to net Cash provided by	
(used) in operating activities	
Depreciation and Amortization	0
(Increase) Decrease in Clearing Deposit	(58.21)
Losses (Gains) on sales of Fixed Assets	0
Decrease (Increase) in Operating Assets	
(Increase) Decrease in Commissions Receivables	(13,087.27)
Securities Owned Unrealized (Gain) Loss	(22,342.85)
Other	(34,188.21)
Total Adjustments	
Net cash Provided BY (Used In)	
Operating Activities	
Cash Flow from Investment Activities	
Cash Flow from Financing Activities	
Net Increase (Decrease) in cash and cash equivalents	52,805.82
Cash and cash equivalents at Beginning of Period	61,526.67
Cash and Equivalent at End of Period	114,332.49

Securities Capital Corporation

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2016

	Common Stock		Paid-In-Capital	
	Shares	Amount	Shares	Amount
Balance at January 1, 2016	200	$5,000	200	$306,661
Net Income	-	-	-	-
Capital Transactions	-	-	-	2,500
Prior Period Adjustments	-	-	-	-
Balance at December 31, 2016	200	5,000	200	309,161

	Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Amount	Amount
Balance at January 1, 2016	-	-	(182,084.50)	129,576.49
Net Income	-	-	69,676.54	69,676.54
Capital Transactions	-	-	-	2,500.00
Prior Period Adjustments	-	-	-	-
Balance at December 31, 2016	-	-	(112,407.96)	201,753.04

Securities Capital Corporation

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2016

Balance of such claims at January 1, 2016	**$ -**
Additions	**-**
Reductions	**-**
Balance of such claims at December 31, 2016	**$ -**

Securities Capital Corporation

Notes to Financial Statements

As of and for the Year-Ended December 31, 2106

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Securities Capital Corporation (the "Company"), an Alabama corporation, is engaged in the buying and selling of investment securities as a registered broker-dealer with the Securities and Exchange Commission (SEC and participates in the municipal bond securities market. It is also regulated by the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company's Financial Statements are presented in accordance with the accounting principles generally accepted in the United States of America. The Company began operations in 1988 and it's Chairman & Chief Executive Officer and Vice Chairman wholly owns all the common stock of the Company. The Company's primary business consists of providing security brokerage services to individuals and institutional investors which generate substantially all of its commissions revenues. All securities transactions are settled through a clearing broker on a fully disclosed basis.

Description of Business

The Company, located in Birmingham, Alabama, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") AND IS A MEMBER OF finra. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker--dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts receivables - recognition of Bad debt

The Corporation considers accounts receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Depreciation

Depreciation is calculated using the double declining and straight line methods.

Income Taxes

Effective January 1, 2002, the Company elected "S" Corporation status for federal income tax purposes. Under "S" Corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at he date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that are approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (FAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that include certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment

Concentrations

The Company has revenue concentrations; the company specializes in the sale of securities.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 24, 2017, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C- POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D - OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle securities

transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the

extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

No Depreciation expense was recorded for the year ended December 31, 2016.

NOTE F - SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Securities Capital Corporation

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended [Year-End Date]

<u>Computation of Net Capital</u>

Stockholder's Equity			$ 201,753
Non-Allowable Assets			
-	$ 0.00		
-	0.00		
-	0.00		
Total Non-Allowable Assets		$ 0.00	
Haircuts on Securities Positions			
Securities Haircuts	$ 7,388		
Undue Concentration Charges	-		
Total Haircuts on Securities Positions		$ 7,388	
Net Allowable Capital			$ 194,365

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 0.00
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	100,000
Net Capital requirement	100,000
Excess Net Capital	94,365

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0.00
Percentage of Aggregate Indebtedness to Net Capital	0.00 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of [Year-End Date]	$ 194,365
Adjustments	
Increase (Decrease) in Equity	0.00
(Increase) Decrease in Non-Allowable Assets	0.00
(Increase) Decrease in Securities Haircuts	0.00
Net Capital per Audit	$ 194,365
Reconciled Difference	0.00

Securities Capital Corporation

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended [Year-End Date]

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $194,365 which was $94,365 in excess of its required net capital of $100,000. The Company's net capital ratio was 194.36%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

(if revenues exceed $500,000 remove this Statement Related to SIPC Reconciliation in its entirety)

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Securities Capital Corporation

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2016

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

SECURITIES CAPITAL CORPORATION
INVESTMENT BANKERS
2107 FIFTH Avenue North
P. O. Box 2772
BIRMINGHAM, ALABAMA 35202
OFFICE (205) 307-7870 FAX (205) 307-7872

February 24, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Re: Exemption Statement Rule 15c3-3(k)(2)(11) for FYE December 31, 2016

Dear Mr. Richardson, Jr.

Please be advised that Securities Capital Corporation has complied with Exemption Rule 15c3-3(k)(2)(ii), for the period January 1, 2016 through December 31, 2016. Securities Capital Corporation did not hold customer securities or funds at any time during this period and does business on a limited basis. Securities capital Corporation's past business has been of a similar nature and has complied to the exemption since its inception. Securities Capital Corporation claims the (k)(2)(ii) Exemption under Rule 15c3-3. Securities Capital Corporation has met the identified exemption provisions in Section 240.153-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Michael Jones, the president of Securities Capital Corporation, has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review, December 31, 2016.

Michael Jones has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Securities Capital Corporation's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (205) 307-7870.

Yours Very Truly,

Michael A. Jones

<u>**Securities Capital Corporation**</u>

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2016

<u>Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)</u>

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 24, 2017

Board of Directors
Securities Capital Corporation
2107 5th Avenue
Suite 500
Birmingham, AL 35203

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Securities Capital Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Securities Capital Corporation claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Securities Capital Corporation stated that Securities Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Securities Capital Corporation .'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Securities Capital Corporation compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Securities Capital Corporation
2107 5th Avenue
Suite 500
Birmingham, AL 35203

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by Securities Capital Corporation. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Securities Capital Corporation Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Securities Capital Corporation's management is responsible for Securities Capital Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Securities Capital Corporation had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 24, 2017